Exhibit 99.1

Uxin Reports Unaudited Second Quarter of Fiscal Year 2021 Financial Results

BEIJING, December 17, 2020 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading nationwide online used car dealer in China, today announced its unaudited financial results for the quarter ended September 30, 2020.

Highlights for the Quarter Ended September 30, 2020

•                      2C transaction volume (completed with the use of online sales) was 2,653 units for the three months ended September 30, 2020, compared with 1,702 units in the prior quarter ended June 30, 2020. 2C transaction volume (completed with the use of offline sales) was 23,566 units in the same period last year.

•                      2C GMV1 was RMB293 million for the three months ended September 30, 2020, compared with RMB2,828 million in the same period last year.

•                      Total revenues were RMB76.4 million (US$11.2 million) for the three months ended September 30, 2020, compared with RMB396.6 million in the same period last year.

•                      2C revenue was RMB61.3 million (US$9.0 million) for the three months ended September 30, 2020, compared with RMB334.3 million in the same period last year.

•                      Gross margin was negative 22.4% for the three months ended September 30, 2020, compared with a gross margin of 56.9% in the same period last year.

•                      Loss from continuing operations was RMB162.6 million (US$23.9 million) for the three months ended September 30, 2020, compared with RMB188.4 million in the same period last year.

•                      Non-GAAP adjusted loss from continuing operations was RMB178.3 million (US$26.3 million) for the three months ended September 30, 2020, compared with RMB189.6 million in the same period last year.

•                      Net loss from continuing operations was RMB258.9 million (US$38.1 million) for the three months ended September 30, 2020, compared with RMB202.3 million in the same period last year.

•                      Non-GAAP adjusted net loss from continuing operations was RMB274.6 million (US$40.4 million) for the three months ended September 30, 2020, compared with RMB203.5 million in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “We are pleased with the progress we made in better serving our customers as a nationwide online used car dealer. Not only have we raised the bar in delivering enhanced customer experience, but we also validated our efforts by receiving improved customer satisfaction feedback during the quarter. We started to shift to an “inventory-owning” model in September 2020 and we are happy to report that we have successfully made the transition. The completion of our business model upgrade gives us better control over order flow and supply chain management, and this further strengthens our ability to maximize customer value through our dedicated approach: offering quality value-for-money used cars alongside best-in-class purchasing services.”

1  GMV is gross merchandise value as measured by gross selling price of used cars, excluding service fees charged.

Mr. Dai added, “In fine-tuning our product and service offerings, we focused on three initiatives during the quarter ended September 30, 2020 to deliver better customer experience — adopting stricter standards for the quality and condition of our used cars, providing enhanced on-demand service delivery, and shortening the waiting period between initial ordering and final delivery of cars. As a result, we saw our net promoter score (or NPS) significantly increase to 30 for the reported quarter from only 10 for the quarter ended June 30, 2020. It’s worth mentioning as well that our NPS exceeded 45 in the month of September, demonstrating increasing traction of our products and services as well as growing customer loyalty. As we benefit from the improved customer satisfaction and greater willingness to recommend Uxin to others, we are confident that we can secure around 1,400 deposit-required purchase orders in December 2020. Our dedication to offering quality value-for-money used cars and best-in-class purchasing services, which are also our key growth drivers, contributes markedly to satisfying the increasing demand from a new group of customers who are more willing to pay a premium for high-quality cars and services. Although the expansion of our customer base and increase in transaction volume, catalyzed by these two drivers, presents us with a different growth trajectory, we believe this customer type has the potential to consistently contribute to our long-term growth as we are already starting to receive more purchase orders from customer referrals. Once we hit critical mass as our new customer base expands, we believe that customer trust and word-of-mouth referrals will translate into solid and sustainable long-term volume growth, further solidifying our brand and market position. This will provide a firm foundation for our future business development and for generating more long-term value for shareholders.”

Mr. Zhen Zeng, Chief Financial Officer of Uxin, said, “As we made the transition to an “inventory-owning” model, we continue to enhance operational efficiency across the board. Our focus on handpicking used cars now enables us to allocate our inspection resources to only specific qualified cars and helps to optimize inspection costs. In addition, we have been able to reduce sales and relevant administrative expenses as we streamlined our sales process by migrating every sales step online. With a fundamentally optimized cost and expense structure in place, we believe that we will achieve better operating leverage in the long term as we achieve scale, strengthen trust in the Uxin brand and benefit from positive word-of-mouth referrals among customers.”

Financial Results for the Quarter Ended September 30, 2020

Total revenues were RMB76.4 million (US$11.2 million) for the three months ended September 30, 2020, compared with RMB396.6 million in the same period last year. The decrease was primarily due to decreases in 2C transaction volume and GMV as a result of the Company’s business model transformation and partially offset by the revenue recognized on a gross basis as a result of the Company’s selling of its own used car inventory. Uxin has upgraded its entire used car transaction process and migrated every sales step online since June 2020, as it began to build its customer base with the use of online sales staff as opposed to an offline sales team.

2C revenue was RMB61.3 million (US$9.0 million) for the three months ended September 30, 2020, compared with RMB334.3 million in the same period last year. For the three months ended September 30, 2020, 2C used car transaction volume completed by online sales was 2,653 units (corresponding 2C GMV was RMB293 million) which includes 308 units sold from the Company’s owned inventory (corresponding 2C GMV was RMB36 million). In comparison, 2C used car transaction volume completed by offline sales was 23,566 units (corresponding GMV was RMB2,828 million) in the same period last year.

•                      Commission revenue was RMB13.2 million (US$1.9 million) for the three months ended September 30, 2020, compared with RMB176.2 million in the same period last year. The decrease was primarily due to decreases in transaction volume and GMV. Commission rate2 decreased to 5.2% for the three months ended September 30, 2020 from 6.2% in the same period last year. The decrease in commission rate was primarily due to the Company’s lowering of transaction fees since August 2020 in order to offer more competitive prices to customers.

•                      Value-added service revenue was RMB12.0 million (US$1.8 million) for the three months ended September 30, 2020, compared with RMB158.2 million in the same period last year. The decrease was primarily due to decreases in transaction volume and GMV. VAS take rate3 decreased to 4.7% for the three months ended September 30, 2020 from 5.6% in the same period last year as a result of the Company’s reduced service fees since August 2020 in order to offer more competitive prices to customers.

•                      Vehicle sales revenue was RMB36.1 million (US$5.3 million) for the three months ended September 30, 2020, compared with nil in the same period last year. Vehicle sales revenue is recognized on a gross basis when the Company sells its own inventory. Uxin shifted to an “inventory-owning” model since September 2020 as disclosed in the earnings release of the first quarter of fiscal year 2021.

Other revenue4 was RMB15.1 million (US$2.2 million) for the three months ended September 30, 2020, compared with RMB62.2 million in the same period last year. The decrease was mainly due to the divestiture of the Company’s salvage car related business in January 2020.

Cost of revenues was RMB93.5 million (US$13.8 million) for the three months ended September 30, 2020, representing a decrease of 45.3% from RMB170.9 million in the same period last year. The decrease was primarily due to a decrease in salaries and benefits for employees engaged in car inspection, quality control, customer service and after-sales services, as well as a decrease in fulfillment cost due to lower transaction volume; but was partially offset by an increase in vehicle acquisition costs relating to the Company’s building of its own inventory since September 2020.

Gross margin was negative 22.4% for the three months ended September 30, 2020, compared with a gross margin of 56.9% in the same period last year.

Total operating expenses were RMB318.5 million (US$46.9 million) for the three months ended September 30, 2020. Total operating expenses excluding the impact of share-based compensation were RMB334.2 million.

•                      Sales and marketing expenses decreased by 74.0% year-over-year to RMB75.5 million (US$11.1 million) for the three months ended September 30, 2020. The decrease was mainly due to a decrease in salaries and benefits expenses as a result of headcount reduction as well as a decrease in marketing expenses. Sales and marketing expenses excluding the impact of share-based compensation were RMB75.5 million.

2  Commission rate is measured by commission revenue divided by non-inventory 2C GMV.

3  VAS take rate is measured by VAS revenue divided by non-inventory 2C GMV.

4  Other revenue mainly consists of revenue streams from advertising and the selling of sales leads in relation to consumers who want to sell their existing cars.

•                      General and administrative expenses decreased by 18.1% year-over-year to RMB55.9 million (US$8.2 million) for the three months ended September 30, 2020. The decrease was mainly due to a reverse in share-based compensation expenses as a result of forfeitures incurred by the termination of employment. General and administrative expenses excluding the impact of share-based compensation were RMB70.5million.

•                      Research and development expenses decreased by 45.0% year-over-year to RMB19.1 million (US$2.8 million) for the three months ended September 30, 2020. The decrease was primarily due to a decrease in salaries and benefits expenses as a result of headcount reduction. Research and development expenses excluding the impact of share-based compensation were RMB20.0 million.

•                      Loss from guarantee liabilities was nil for the three months ended September 30, 2020. The Company incurred guarantee liabilities associated with the remaining guarantee obligations from its historically-facilitated loans that were not transferred to Golden Pacer. The Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” on January 1, 2020 under a modified retrospective method. Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for under the greater of the amount determined based on ASC 460 and the amount determined under ASC 450 was recorded as “gain or loss from guarantee liabilities”. After the adoption of ASC 326, expected credit losses of contingent guarantee liabilities shall be accounted for in addition to and separately from the stand ready guarantee liabilities accounted for under ASC 460, and the provision for contingent guarantee liabilities is currently recorded within “provision for credit losses”; and the gain released from the stand ready guarantee liabilities accounted for under ASC 460 is currently recorded within “other operating income”.

•                      Provision for credit losses, net was RMB168.1 million (US$24.8 million) for the three months ended September 30, 2020. In order to settle the Company’s remaining guarantee liabilities, the Company entered into a supplemental agreement on April 23, 2020 (the “April Agreement”) with one of its major financing partners with regards to the Company’s historically-facilitated loans. Pursuant to the April Agreement, such financing partner agreed to set a cap on the amount of cash the Company would use to fulfil its guarantee obligations from 2020 to 2022. As a result, a release of contingent guarantee liabilities of RMB86.0 million was recognized for the quarter ended June 30, 2020 representing the time value of potential cash outflow. Subsequently on July 23, 2020, the Company entered into another supplemental agreement (the “July Agreement”), which amended and restated the April Agreement, with the aforementioned financing partner to entirely settle its remaining guarantee liabilities associated with the historically-facilitated loans for this financing partner. Pursuant to the July Agreement, the Company is entitled to settle all its remaining guarantee liabilities under the condition that the Company pays the settlement amount in instalments from 2020 to 2025 based on an agreed schedule. As a result, the aforementioned previously recorded time value of the contingent guarantee liabilities in the amount of RMB83.7 million was reversed, based on the time value determined up to August 8, 2020, which was the closing day of the July Agreement.

Loss from continuing operations was RMB162.6 million (US$23.9 million) for the three months ended September 30, 2020, compared with RMB188.4 million in the same period last year.

Non-GAAP adjusted loss from continuing operations which excludes the impact of share-based compensation was RMB178.3 million (US$26.3 million) for the three months ended September 30, 2020, compared with RMB189.6 million in the same period last year.

Net loss from continuing operations was RMB258.9 million (US$38.1 million) for the three months ended September 30, 2020, compared with RMB202.3 million in the same period last year.

Non-GAAP adjusted net loss from continuing operations which excludes the impact of share-based compensation was RMB274.6 million (US$40.4 million) for the three months ended September 30, 2020, compared with RMB203.5 million in the same period last year.

As of September 30, 2020, the Company had cash and cash equivalents of RMB219.3 million (US$32.3 million).

Liquidity

The COVID-19 pandemic has caused a general slowdown in economic activity, and weakened consumer confidence and spending power resulted in a relatively slow recovery in transaction volumes. These factors have materially and adversely affected the Company’s business, results of operations, financial condition and cash flows. Although China’s economy has been gradually recovering and the used car market has been slowly picking up since April 2020 as the industry’s infrastructure and supply chain started to resume operations, the impact of the pandemic may continue to create significant challenges and uncertainties for the market environment as the COVID-19 pandemic is still evolving and its full impact will still depend on future developments.

In response to the current economic situation, the Company has taken actions to improve its liquidity and cash position. As disclosed in the earnings release for the quarter ended June 30, 2020, the Company entered into a final supplemental agreement in July 2020 with a financing partner to settle its remaining guarantee liabilities associated with historically-facilitated loans. Under the final supplemental agreement, the Company is able to settle its obligations by making installment payments through 2025, which will limit the Company’s cash outflow commitments over the next few years to a set amount and relieve the Company of any relevant guarantee liabilities after the full amount is paid. The Company also entered into agreements with one of its convertible note holders in July 2020 to convert the notes into the Company’s Class A ordinary shares, and thereby eliminate the obligation to repay the notes in cash. In addition, the Company entered into definitive agreements in October 2020 with two investors to issue and sell in an aggregate of 84,692,839 Class A ordinary shares for an aggregate consideration of approximately US$25,000,000. Pursuant to the agreements, the proceeds were received in October 2020. With these agreements in place, the Company’s immediate liquidity position has been significantly improved. Looking forward, the Company will continue to negotiate with alternative financing partners who can provide more choices for financing solutions for the Company’s customers when buying a car.

The Company is also actively working on several other financing projects to further improve liquidity and its cash position. The Company has also controlled its cash outflows by bringing down overall costs and expenses through the upgrade of its used car transaction process and migration of its entire sales process online, as well as streamlining its business operations.

However, the continuing impact of the COVID-19 pandemic continues to create significant challenges and uncertainties for the market environment, which could continue to negatively impact the demand for used cars. Also, the Company’s business plan includes several significant assumptions. These assumptions include the increasing demand for used cars over the next twelve months, the successful implementation of the Company’s program to build a used car inventory, the ability to successfully negotiate with financing partners and the ability to control costs and outgoing cash flows. These significant assumptions reflect the Company’s current judgement and are subject to uncertainties. In addition, the financing projects that the Company is working on are subject to certain uncertainties. These conditions and uncertainties cast substantial doubt on the Company’s ability to pay obligations as they become due over the next twelve months, which would impact the Company’s ability to continue as a going concern. Taking into consideration the ongoing evolution of the COVID-19 pandemic, if the Company is successful in executing the aforementioned business plan and its ongoing financing projects, management believes that the Company will have sufficient liquidity for at least the next twelve months of operations.

Recent Update

On October 6, 2020, the Company separately entered into definitive agreements with two investors, pursuant to which Uxin issued and sold an aggregate of 84,692,839 Class A ordinary shares to these investors through private placements for an aggregate purchase price of approximately US$25,000,000 (the “Private Placements”). The Private Placements were closed in October 2020.

Business Outlook

With the adoption of an “inventory-owning” model, Uxin expects its total revenues to be in the range of RMB275 million to RMB290 million for the three months ended December 31, 2020. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM on December 17, 2020 U.S. Eastern Time (9:00 PM on December 17, 2020 Beijing/Hong Kong time).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference Call Preregistration

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/1058883. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until December 24, 2020. The dial-in details for the replay are as follows:

U.S.:	+1 646 254 3697
International:	+61 2 8199 0299
Conference ID:	1058883

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading nationwide online used car dealer in China. With its offerings of high-quality used cars and best-in-class purchasing services, Uxin’s mission is to enable people to buy the car of their choice online. Uxin’s one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars, various value-added products and services as well as comprehensive aftersales services. Its online sales consultants offer professional consulting to facilitate a convenient and efficient car purchase for consumers in a timely fashion. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China so as to fulfill these online transactions.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses a non-GAAP measure, adjusted loss from continuing operations, adjusted net (loss)/income from continuing operations and adjusted net (loss)/earnings from continuing operations per share, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from continuing operations excluding share-based compensation. The Company defines adjusted net (loss)/income from continuing operations as net (loss)/income from continuing operations excluding share-based compensation. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net (loss)/income from continuing operations enables management to assess the Company’s operating results without considering the impact of share-based compensation, which is non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance as this measure excludes certain expenses that are not expected to result in cash payments.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income from continuing operations is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7896 to US$1.00, representing the index rate as of September 30, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

Eric Yuan

Christensen

Tel: +86 10 5900 1548

Email: uxin@christensenir.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended September 30,			For the six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues
To consumers (“2C”)
- Commission revenue	176,169	13,221	1,947	355,070	41,803	6,157
- Value-added service revenue	158,165	11,971	1,763	320,219	35,102	5,170
- Vehicle sales revenue	—	36,108	5,318	—	36,108	5,318
Others	62,243	15,065	2,219	110,586	25,580	3,768
Total revenues	396,577	76,365	11,247	785,875	138,593	20,413

Cost of revenues	(170,891)	(93,484)	(13,769)	(342,584)	(173,396)	(25,538)
Gross profit/(loss)	225,686	(17,119)	(2,522)	443,291	(34,803)	(5,125)

Operating expenses
Sales and marketing	(290,650)	(75,526)	(11,124)	(584,314)	(191,276)	(28,172)
General and administrative	(68,196)	(55,851)	(8,226)	(190,565)	(142,749)	(21,025)
Research and development	(34,673)	(19,068)	(2,808)	(66,570)	(41,873)	(6,167)
Loss from guarantee liabilities	(22,463)	—	—	(15,316)	—	—
Provision for credit losses, net	—	(168,078)	(24,755)	—	(94,056)	(13,853)
Total operating expenses	(415,982)	(318,523)	(46,913)	(856,765)	(469,954)	(69,217)

Other operating income (i)	1,915	173,044	25,487	1,915	213,796	31,489

Loss from continuing operations	(188,381)	(162,598)	(23,948)	(411,559)	(290,961)	(42,853)

Interest income	7,177	42,704	6,290	11,165	43,840	6,457
Interest expenses	(29,796)	(23,916)	(3,522)	(56,236)	(52,885)	(7,789)
Other income	9,760	3,102	457	15,613	4,999	736
Other expenses	(16,458)	(1,668)	(246)	(21,883)	(5,765)	(849)
Foreign exchange gains/(losses)	4,942	(200)	(29)	5,018	74	11
Gain from disposal of investment	—	—	—	28,257	—	—
Inducement charge (ii)	—	(121,056)	(17,830)	—	(121,056)	(17,830)
Impairment of long-term investment	—	—	—	(37,775)	—	—
Loss from continuing operations before income tax expense	(212,756)	(263,632)	(38,828)	(467,400)	(421,754)	(62,117)
Income tax credit/(expense)	516	—	—	6,148	(32)	(5)
Equity in income of affiliates	9,942	4,728	696	18,149	10,482	1,544
Net loss from continuing operations, net of tax	(202,298)	(258,904)	(38,132)	(443,103)	(411,304)	(60,578)
Less: net loss attributable to non-controlling interests shareholders	(332)	(2)	—	(678)	(7)	(1)
Net loss from continuing operations, attributable to UXIN LIMITED	(201,966)	(258,902)	(38,132)	(442,425)	(411,297)	(60,577)

Discontinued operations
Net (loss)/income from discontinued operations before income tax (including a net disposal gain of RMB721,211 for the three months ended September 30, 2020)	(169,983)	—	—	(294,913)	295,744	43,558
Income tax expense	(132)	—	—	(400)	—	—
Net (loss)/income from discontinued operations	(170,115)	—	—	(295,313)	295,744	43,558
Net (loss)/income from discontinued operations attributable to UXIN LIMITED	(170,115)	—	—	(295,313)	295,744	43,558

Net loss	(372,413)	(258,904)	(38,132)	(738,416)	(115,560)	(17,020)
Less: net loss attributable to non-controlling interests shareholders	(332)	(2)	—	(678)	(7)	(1)
Net loss attributable to UXIN LIMITED	(372,081)	(258,902)	(38,132)	(737,738)	(115,553)	(17,019)

Net loss attributable to ordinary shareholders	(372,081)	(258,902)	(38,132)	(737,738)	(115,553)	(17,019)

Net loss	(372,413)	(258,904)	(38,132)	(738,416)	(115,560)	(17,020)
Foreign currency translation	(32,381)	63,095	9,293	(45,240)	64,782	9,541

Total comprehensive loss	(404,794)	(195,809)	(28,839)	(783,656)	(50,778)	(7,479)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(332)	(2)	—	(678)	(7)	(1)
Total comprehensive loss attributable to UXIN LIMITED	(404,462)	(195,807)	(28,839)	(782,978)	(50,771)	(7,478)

Net loss attributable to ordinary shareholders	(372,081)	(258,902)	(38,132)	(737,738)	(115,553)	(17,019)
Weighted average shares outstanding — basic	882,780,751	997,548,971	997,548,971	882,775,049	997,541,095	997,541,095
Weighted average shares outstanding — diluted	882,780,751	997,548,971	997,548,971	882,775,049	1,225,268,425	1,225,268,425

(Loss)/earnings per share for ordinary shareholders, basic
Continuing operations	(0.23)	(0.26)	(0.04)	(0.50)	(0.41)	(0.06)
Discontinued operations	(0.19)	—	—	(0.33)	0.30	0.04

(Loss)/earnings per share for ordinary shareholders, diluted
Continuing operations	(0.23)	(0.26)	(0.04)	(0.50)	(0.41)	(0.06)
Discontinued operations	(0.19)	—	—	(0.33)	0.27	0.04

(i) We have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”) effective January 1, 2020 using the modified retrospective method. Before the adoption of ASU 2016-13, gain or loss related to guarantee liabilities accounted for under ASC 460 was recorded as “gain or loss from guarantee liabilities”. After the adoption of ASU 2016-13, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded within “other operating income” and the relevant credit losses of guarantee liabilities are recorded within “provision for credit losses”. As a result of the aforementioned July Agreement we enterted into with WeBank, all guarantee liabilities associated with the historically-facilitated loans for WeBank accounted for under ASC 460 were released and therefore a released gain of RMB168.6 million was recorded on August 8, 2020.

(ii) On July 23, 2020, we entered into agreements with PacificBridgte to amend the terms of the convertible notes in an aggregate principal amount of US$50 million that we issued to PacificBridge between July and November 2019. We recorded an inducement charge of RMB121.1 million due to the amended conversion price at which PacificBridge converted all the convertible notes into 136,279,973 Class A ordinary shares.

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of March 31,	As of September 30,
	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	342,504	219,318	32,302
Restricted cash	454,931	40,119	5,909
Accounts receivable, net	6,397	5,168	760
Amounts due from related parties, net of provision for credit losses of nil and RMB259 as of March 31, 2020, and September 30, 2020, respectively (i)	28,070	151,136	22,260
Advance to consumers on behalf of financing partners
Loan recognized as a result of payment under the guarantee, net of provision for credit losses of RMB2,190,575 and RMB2,045,898 as of March 31, 2020, and September 30, 2020, respectively	404,174	317,102	46,704
Advance to sellers, net	132,526	45,768	6,741
Other receivables, net of provision for credit losses of RMB51,666 and RMB45,412 as of March 31, 2020 and September 30, 2020, respectively	287,753	135,819	20,004
Inventory	10,314	32,176	4,739
Prepaid expenses and other current assets	137,148	125,346	18,461
Financial lease receivables, net of provision for credit losses of RMB27,250 and RMB27,197 as of March 31, 2020, and September 30, 2020, respectively	15,048	—	—
Net assets transferred (ii)	420,000	—	—
Total current assets	2,238,865	1,071,952	157,880

Non-current assets
Property, equipment and software, net	87,558	56,083	8,260
Intangible assets, net	139	62	9
Goodwill	9,541	—	—
Long term investments	276,762	283,253	41,719
Other non-current assets (iii)	—	42,000	6,186
Right-of-use assets, net (iv)	34,466	56,371	8,303
Total non-current assets	408,466	437,769	64,477

Total assets	2,647,331	1,509,721	222,357

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings and current portion of long-term borrowings	119,069	25,655	3,779
Accounts payable	132,357	113,962	16,785
Guarantee liabilities	910,949	8,147	1,200
Deposit of interests from consumers and payable to financing partners	25,968	128	19
Advance from buyers collected on behalf of sellers	110,493	65,221	9,606
Other payables and accruals	1,175,914	868,189	127,870
Deferred revenue	50,348	43,012	6,335
Convertible notes, current (v)	375,449	—	—
Amounts due to related parties (vi)	—	37,736	5,558
Operating lease liabilities, current	32,842	14,313	2,108
Consideration payment to Webank, current (vii)	—	59,757	8,801
Liabilities held for sale (viii)	143,009	—	—
Total current liabilities	3,076,398	1,236,120	182,061

Non-current liabilities
Long-term borrowings	234,585	233,000	34,317
Convertible bonds, non-current	1,679,130	1,643,405	242,047
Operating lease liabilities, non-current (iv)	1,865	41,618	6,130
Consideration payment to Webank, non-current (vii)	—	263,586	38,822
Total non-current liabilities	1,915,580	2,181,609	321,316

Total liabilities	4,991,978	3,417,729	503,377

Shareholders’ deficit
Ordinary shares	581	675	99
Additional paid-in capital	13,036,989	13,524,312	1,991,916
Accumulated other comprehensive income	106,764	171,546	25,266
Accumulated deficit	(15,488,827)	(15,604,380)	(2,298,277)
Total Uxin’s shareholders’ deficit	(2,344,493)	(1,907,847)	(280,996)
Non-controlling interests	(154)	(161)	(24)
Total shareholders’ deficit	(2,344,647)	(1,908,008)	(281,020)

Total liabilities and shareholders’ deficit	2,647,331	1,509,721	222,357

(i) Amounts due from related parties mainly represented the consideration receivables from 58.com due to the divestiture of B2B online used car auction business in April 2020.

(ii) Pursuant to the supplemental agreements we entered into with Golden Pacer to divest our loan facilitation related business in April 2020, net assets transferred refered to the pre-transferred net assets of XW Bank as of March 31, 2020. The transaction was completed in April 2020.

(iii) Other non-current assets represented our prepayment for financial solution advisory services. We entered into a long-term strategic cooperation agreeement with Golden Pacer separately in April 2020, and an aggregate amount of RMB60.0 million as prepayment was made in exchange for a 5-year financial solution advisory services from Golden Pacer.

(iv) It mainly represented a 5-year lease agreement for our heardquarters office building in Beijing signed in late April 2020.

(v) All short-term convertible notes were converted into 136,279,973 Class A ordinary shares on July 23, 2020.

(vi) Amounts due to related parties mainly represented the advertising and markeing expenses payable to 58.com.

(vii) On July 23, 2020, we entered into a supplemental agreement with WeBank to settle the our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the agreement, we will pay an aggregate amount of RMB372 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the supplemental agreement, we are no longer subject to guarantee obligations in relation to our historically-facilitated loans for WeBank under the condition that we make the instalments based on the agreed-upon schedule set forth in the supplemental agreement.

(viii) Liabilities held for sales were related to the divestiture of our B2B online used car auction business. The divestiture was completed in April 2020.

* Share-based compensation charges from continuing operations included are as follows:

	For the three months ended September 30,			For the six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenue	—	7	1	—	2,149	317
Sales and marketing	—	(10)	(1)	—	5,046	743
General and administrative	37	(14,682)	(2,162)	26,804	(25,434)	(3,746)
Research and development	(1,239)	(970)	(143)	(930)	(2,091)	(308)

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP from Continuing Operation Results

(In thousands except for number of shares and per share data)

	For the three months ended September 30,			For the six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Loss from continuing operations	(188,381)	(162,598)	(23,948)	(411,559)	(290,961)	(42,853)
Add: Share-based compensation expenses	(1,202)	(15,655)	(2,305)	25,874	(20,330)	(2,994)
- Cost of revenue	—	7	1	—	2,149	317
- Sales and marketing	—	(10)	(1)	—	5,046	743
- General and administrative	37	(14,682)	(2,162)	26,804	(25,434)	(3,746)
- Research and development	(1,239)	(970)	(143)	(930)	(2,091)	(308)

Non-GAAP adjusted loss from continuing operations	(189,583)	(178,253)	(26,253)	(385,685)	(311,291)	(45,847)

	For the three months ended September 30,			For the six months ended September 30,
	2019	2020		2019	2020

Net loss from continuing operations	(202,298)	(258,904)	(38,132)	(443,103)	(411,304)	(60,578)

Add: Share-based compensation expenses	(1,202)	(15,655)	(2,305)	25,874	(20,330)	(2,994)
- Cost of revenue	—	7	1	—	2,149	317
- Sales and marketing	—	(10)	(1)	—	5,046	743
- General and administrative	37	(14,682)	(2,162)	26,804	(25,434)	(3,746)
- Research and development	(1,239)	(970)	(143)	(930)	(2,091)	(308)

Non-GAAP adjusted net loss from continuing operations	(203,500)	(274,559)	(40,437)	(417,229)	(431,634)	(63,572)

Non-GAAP adjusted net loss from continuing operations per share — basic	(0.23)	(0.28)	(0.04)	(0.47)	(0.43)	(0.06)
Non-GAAP adjusted net loss from continuing operations per share — diluted	(0.23)	(0.28)	(0.04)	(0.47)	(0.43)	(0.06)
Weighted average shares outstanding — basic	882,780,751	997,548,971	997,548,971	882,775,049	997,541,095	997,541,095
Weighted average shares outstanding — diluted	882,780,751	997,548,971	997,548,971	882,775,049	1,225,268,425	1,225,268,425

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB6.7896 as of September 30, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.